UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2007

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Financial Statements
Interim Consolidated Balance Sheet
Interim Unaudited Consolidated Statements of Earnings
Unaudited Consolidated Statements of Retained Earnings (Deficit) and Contributed Surplus
Interim Unaudited Consolidated Statements of Cash Flows
Notes to Unaudited Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On June 26, 2007, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2007.  This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2007 fiscal year.  This press release and information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2007 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: June 29, 2007

EXFO Reports Strong Sales Growth and Record Bookings

▪	Sales increased 11.4% sequentially to US$39.2 million
▪	Bookings improved 19.9% sequentially to a record-high US$43.7 million
▪	Six new products launched, including NQMSfiber monitoring system for optical networks

QUEBEC CITY, CANADA, June 26, 2007—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) reported today strong sequential sales growth and record bookings for the third quarter ended May 31, 2007.

Sales increased 10.7% to US$39.2 million in the third quarter of fiscal 2007 from US$35.4 million in the third quarter of 2006 and 11.4% from US$35.2 million in the second quarter of 2007. Net bookings improved 15.2% to a record-high US$43.7 million for a book-to-bill ratio of 1.12 in the third quarter of fiscal 2007 from US$37.9 million in the same period last year and 19.9% from US$36.5 million in the second quarter of 2007.

Gross margin amounted to 57.1% of sales in the third quarter of fiscal 2007 compared to 56.4% in the third quarter of 2006 and 57.5% in the second quarter of 2007.

GAAP net earnings in the third quarter of fiscal 2007 reached US$2.6 million, or US$0.04 per diluted share, compared to US$3.5 million, or US$ 0.05 per diluted share, in the same period last year and US$2.7 million, or US$0.04 per diluted share, in the second quarter of 2007. Given that the Canadian dollar increased more than 9% compared to the US dollar in the third quarter of 2007, EXFO incurred a foreign-exchange loss of US$0.6 million or US$0.01 per diluted share.

GAAP net earnings in the third quarter of 2007 included US$0.7 million in amortization of intangible assets as well as US$0.2 million in stock-based compensation costs.

“I am pleased with our strong sequential sales growth and record bookings that resulted in a book-to-bill ratio of 1.12 for the third quarter,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “This robust performance is due to strong execution across the Americas and EMEA, the diversification of revenue over a wider customer base, as well as market-share gains in protocol and optical testing. We’re increasingly exploiting our competitive advantages in next-generation IP testing and optical access test markets.”

“Thanks to strong bookings, we expect significant growth in the fourth quarter as reflected by a $5 million sequential increase in sales guidance,” Mr. Lamonde added. “Based on these projections, we should conclude fiscal 2007 with nearly 20% sales growth, almost double the industry average, and an even higher increase in GAAP net earnings. These figures are in line with our long-term objectives to grow revenues faster than our end-markets and increase earnings faster than revenues. As a result, EXFO should increase market-share gains for a 22nd consecutive year based on superior market-leading innovation and quality of execution.”

Selected Financial Information
(In thousands of US dollars)

Segmented results:	Q3 2007		Q3 2006	Q2 2007
	(unaudited)		(unaudited)	(unaudited)
Sales:
Telecom Division		$33,821	$29,935		$29,297
Life Sciences and Industrial Division		5,384	5,475		5,910
Total		$39,205	$35,410		$35,207

Earnings (loss) from operations:
Telecom Division		$2,143	$3,696		$1,078
Life Sciences and Industrial Division		697	(88)		1,003
Total		$2,840	$3,608		$2,081

Other selected information:
GAAP net earnings		$2,574	$3,504		$2,684
Amortization of intangible assets		$653	$994		$630
Stock-based compensation costs		$178	$264		$241
Impairment of long-lived assets	$	―	$604	$	―
Grants revenue	$	―	$1,307	$	―

Operating Expenses
Selling and administrative expenses amounted to US$12.8 million, or 32.7% of sales, in the third quarter of fiscal 2007 compared to US$11.1 million, or 31.3% of sales, in the same period last year and US$12.2 million, or 34.6% of sales, in the second quarter of 2007.

Gross research and development expenses totaled US$6.6 million, or 16.9% of sales, in the third quarter of fiscal 2007 compared to US$5.3 million, or 15.1% of sales, in the third quarter of 2006 and US$5.9 million, or 16.9% of sales, in the second quarter of 2007.

Net R&D expenses totaled US$5.3 million, or 13.6% of sales, in the third quarter of fiscal 2007 compared to US$4.1 million, or 11.6% of sales, in the same period last year and US$4.7 million, or 13.3% of sales, in the second quarter of 2007.

Third-Quarter Business Highlights
Market expansion — EXFO continued gaining market share in its core optical testing segment and technology-leading protocol segment aimed at next-generation IP test solutions. After nine months into the fiscal year, EXFO increased its sales 18.8% and bookings 21.0% year-over year, while its corporate objective for fiscal 2007 is 20% sales growth. Given projected sales between US$41.0 and US$44.0 million for the fourth quarter, the company now expects to achieve a growth rate between 17.7% and 20.0% for fiscal 2007.

Profitability — EXFO generated GAAP net earnings of US$2.6 million, or US$0.04 per diluted share, which included a charge of US$0.01 for amortization of intangible assets and stock-based compensation costs. As well, the strength of the Canadian dollar during the third quarter produced a foreign-exchange loss of US$0.6 million or US$0.01 per diluted share. In terms of earnings from operations, it reached 7.2% in the third quarter of 2007 and 7.0% after nine months into the fiscal year, while the goal for fiscal 2007 is 7%.

Innovation — EXFO launched six new products in the third quarter and 18 after nine months into fiscal 2007. New product introductions in the third quarter included amongst others the NQMSfiber Network Quality Monitoring System for the surveillance of optical networks, IPTV quality-of-service test capabilities for the Packet Blazer Ethernet product line, enhanced test capabilities for the 10 Gigabit Ethernet test solution and FastReporter software for the post-processing, analysis and reporting of OTDR and other optical test results. Following the quarter end, the company introduced the NQMSpacket quality assurance system for the monitoring of triple-play IP services. Sales derived from products that have been on the market two years or less accounted for 31.6% of total sales in the third quarter of fiscal 2007 and 33.7% after nine months, while the published goal for fiscal 2007 is 35%.

Business Outlook
EXFO forecasted sales between US$41.0 million and US$44.0 million for the fourth quarter ending August 31, 2007. Based on this sales outlook, GAAP net earnings should range between US$0.06 and US$0.09 per diluted share, assuming stability in the Canadian dollar. GAAP net earnings include US$0.01 per diluted share in amortization of intangible assets and stock-based compensation costs.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (EDT) to review its financial results for the third quarter of fiscal 2007. To listen to the conference call and participate in the question period via telephone, dial 1-416-641-6654. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on July 3, 2007. The replay number is 1-402-977-9141 and the reservation number is 21339852. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO is a recognized test and measurement expert in the global telecommunications industry. The Telecom Division, which represents the majority of the company's business, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, telecom system vendors and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its PC/Windows-based modular FTB-200, FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division, which leverages several core telecom technologies, offers value-added solutions in the life sciences and high-precision assembly sectors based on advanced spot-curing, fluorescence microscopy and nanopositioning solutions. For more information about EXFO, visit www.EXFO.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

 EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet

(in thousands of US dollars)

	As at May 31, 2007	As at August 31, 2006

	(unaudited)

Assets

Current assets
Cash	$6,008	$6,853
Short-term investments	116,466	104,437
Accounts receivable
Trade, less allowance for doubtful accounts of $265 ($451 as at August 31, 2006)	27,240	20,891
Other	2,293	2,792
Income taxes and tax credits recoverable	4,264	2,201
Inventories (note 6)	28,325	24,623
Prepaid expenses	1,545	1,404

	186,141	163,201

Income taxes recoverable	−	476

Property, plant and equipment	17,239	17,392

Intangible assets	9,844	10,948

Goodwill	28,078	27,142

	$241,302	$219,159
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)	$20,792	$17,337
Deferred revenue	2,363	1,772
Current portion of long-term debt	107	107

	23,262	19,216

Deferred revenue	3,438	2,632

Government grants	723	723

Long-term debt	287	354

	27,710	22,925

Contingency (note 8)

Shareholders’ Equity

Share capital	149,715	148,921
Contributed surplus	4,242	3,776
Retained earnings (note 9)	8,791	−
Cumulative translation adjustment	50,844	43,537

	213,592	196,234

	$241,302	$219,159

 The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2007	Nine months ended May 31, 2007	Three months ended May 31, 2006	Nine months ended May 31, 2006

Sales	$39,205	$109,959	$35,410	$92,520

Cost of sales (1,2)	16,828	47,027	15,453	40,957

Gross margin	22,377	62,932	19,957	51,563

Operating expenses
Selling and administrative (1)	12,819	36,545	11,080	29,441
Net research and development (1) (note 10)	5,328	14,360	4,095	11,123
Amortization of property, plant and equipment	737	2,182	883	2,652
Amortization of intangible assets	653	2,165	994	3,351
Impairment of long-lived assets (note 4)	−	−	604	604
Government grants (note 5)	−	−	(1,307)	(1,307)

Total operating expenses	19,537	55,252	16,349	45,864

Earnings from operations	2,840	7,680	3,608	5,699

Interest and other income	1,236	3,513	796	2,179
Foreign exchange gain (loss)	(628)	107	(81)	(612)

Earnings before income taxes	3,448	11,300	4,323	7,266

Income taxes (note 11)	874	2,509	819	2,041

Net earnings for the period	$2,574	$8,791	$3,504	$5,225

Basic and diluted net earnings per share	$0.04	$0.13	$0.05	$0.08

Basic weighted average number of shares outstanding (000’s)	68,917	68,844	68,676	68,613

Diluted weighted average number of shares outstanding (000’s) (note 12)	69,590	69,507	69,543	69,252

(1) Stock-based compensation costs included in:
Cost of sales	$32	$93	$39	$111
Selling and administrative	86	442	180	559
Net research and development	60	169	45	149

	$178	$704	$264	$819

(2) The cost of sales is exclusive of amortization, shown separately.

 The accompanying notes are an integral part of these consolidated financial statements.

        EXFO Electro-Optical Engineering Inc.
              Interim Unaudited Consolidated Statements of Retained Earnings (Deficit)
        and Contributed Surplus

(in thousands of US dollars)

Retained earnings (Deficit)
	Nine months ended May 31,

	2007		2006

Balance – Beginning of period (note 9)	$	−	$(381,846)

Add
Net earnings for the period		8,791	5,225

Balance – End of period		$8,791	$(376,621)

Contributed surplus
	Nine months ended May 31,

	2007	2006

Balance – Beginning of period	$3,776	$2,949

Add (deduct)
Stock-based compensation costs	687	797
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	(221)	(172)

Balance – End of period	$4,242	$3,574

 The accompanying notes are an integral part of these consolidated financial statements.

        EXFO Electro-Optical Engineering Inc.
              Interim Unaudited Consolidated Statements of Cash Flows

              (in thousands of US dollars)

	Three months ended May 31, 2007	Nine months ended May 31, 2007	Three months ended May 31, 2006	Nine months ended May 31, 2006

Cash flows from operating activities
Net earnings for the period	$2,574	$8,791	$3,504	$5,225
Add (deduct) items not affecting cash
Discount on short-term investments	(190)	588	(98)	520
Stock-based compensation costs	178	704	264	819
Amortization	1,390	4,347	1,877	6,003
Unrealized losses on short-term investments	70	70	123	123
Impairment of long-lived assets	−	−	604	604
Gain on disposal of property, plant and equipment	(100)	(100)	−	−
Deferred revenue	(75)	1,164	148	248
Government grants	−	(22)	(1,307)	(1,307)
	3,847	15,542	5,115	12,235

Change in non-cash operating items
Accounts receivable	(3,015)	(6,260)	(5,085)	(4,158)
Income taxes and tax credits	(466)	(1,397)	(612)	(1,361)
Inventories	(2,503)	(2,632)	(182)	(3,090)
Prepaid expenses	(224)	(89)	(153)	(181)
Accounts payable and accrued liabilities	(231)	2,541	(1,357)	615

	(2,592)	7,705	(2,274)	4,060
Cash flows from investing activities
Additions to short-term investments	(236,286)	(726,789)	(227,589)	(638,634)
Proceeds from disposal and maturity of short-term investments	235,446	718,362	230,756	651,655
Additions to property, plant and equipment and intangible assets	(1,890)	(3,536)	(963)	(2,531)
Net proceeds from disposal of property, plant and equipment	1,563	2,791	−	−
Business combination (note 3)	−	−	(219)	(17,716)

	(1,167)	(9,172)	1,985	(7,226)
Cash flows from financing activities
Repayment of long-term debt	(27)	(78)	(84)	(158)
Exercise of stock options	90	573	347	503

	63	495	263	345

Effect of foreign exchange rate changes on cash	596	127	230	683

Change in cash	(3,100)	(845)	204	(2,138)

Cash – Beginning of period	9,108	6,853	4,777	7,119

Cash – End of period	$6,008	$6,008	$4,981	$4,981

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
 Notes to Unaudited Interim Consolidated Financial Statements

        (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

1.	Interim financial information

The financial information as at May 31, 2007, and for the three- and nine-month periods ended May 31, 2006 and 2007 is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2.	New accounting standards and pronouncements

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments – Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and on the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, “Surplus”, has been revised as Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. The company will adopt these new standards on September 1, 2007. Although the final adjustments will be based on the financial instruments that the company will be a party to on the adoption date, the company is currently assessing the effects of these new standards, and impacts consistent with the adjustments described under note 20 item b) of the company’s most recent annual consolidated financial statements are expected.

3.	Business Combination

On January 26, 2006, the company acquired substantially all the assets of Consultronics Limited. Based in Toronto, Canada, and with operations in the United Kingdom and Hungary, Consultronics was a privately held company specializing in x-Digital Subscriber Line (xDSL), Internet Protocol TV and Voice-over-Internet Protocol (VoIP) test solutions for broadband access networks.

This acquisition was settled for a total cash consideration valued at $19,093,000, or $18,838,000 net of $255,000 of cash acquired. The purchase price allocation took into account severance expenses of $660,000 for the termination of employees of the acquired business as well as other acquisition-related costs of $822,000.

EXFO Electro-Optical Engineering Inc.
 Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statements of earnings of the company since January 26, 2006, being the date of acquisition.

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Current assets	$5,135
Property, plant and equipment	3,115
Core technology	8,709
Current liabilities assumed	(2,826)
Loans assumed	(402)
Net identifiable assets acquired	13,731
Goodwill	5,107
Purchase price, net of cash acquired	$18,838

Acquired core technology is amortized on a straight-line basis over its estimated useful life of five years.

This business, including acquired goodwill, reports to the Telecom Division. Acquired goodwill is deductible for tax purposes.

4.    Impairment of long-lived assets

In June 2006, the company entered into an agreement to sell one of its buildings (located in Rochester, New York), along with some equipment, and it recorded an impairment charge of $604,000 in the third quarter of fiscal 2006. The impairment charge represented the excess of the carrying value of these assets over the net selling price of $1,200,000. The sale of these assets was finalized in the fourth quarter of 2006 for the net expected selling price. These assets reported to the Life Science and Industrial Division.

5.    Government grants

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2,200,000 (US$1,995,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

The above grants were subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, the company deferred in the balance sheet CA$1,450,000 (US$1,307,000) from the amounts received until it received the final approval by the sponsor of the program. In June 2006, the sponsor of the program granted the company with its final approval and the company recorded a non-recurring revenue of CA$1,450,000 (US$1,307,000) in the earnings from operations in the statements of earnings for the three and nine months ended May 31, 2006.

EXFO Electro-Optical Engineering Inc.
 Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

6.	Inventories

	As at May 31, 2007	As at August 31, 2006

	(unaudited)

Raw materials	$14,687	$14,353
Work in progress	1,930	1,043
Finished goods	11,708	9,227

	$28,325	$24,623

7.	Accounts payable and accrued liabilities

	As at May 31, 2007	As at August 31, 2006

	(unaudited)

Trade	$10,733	$7,487
Salaries and social benefits	6,678	5,991
Warranty	855	1,006
Commissions	847	835
Restructuring charges	−	691
Other	1,679	1,327

	$20,792	$17,337

Changes in the warranty provision are as follows:

	Nine months ended May 31,

	2007	2006

	(unaudited)

Balance - Beginning of period	$1,006	$725
Provision	597	717
Settlements	(748)	(569)
Addition from business combination	−	31

Balance - End of period	$855	$904

EXFO Electro-Optical Engineering Inc.
 Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

Changes in the restructuring charges payable are as follows:

	Balance as at August 31, 2006	Payments	Balance as at May 31, 2007

		(unaudited)	(unaudited)
Fiscal 2006 plan
Severance expenses	$631	$(631)	$	−

Fiscal 2003 plan
Exited leased facilities	60	(60)		−

Total for all plans	$691	$(691)	$	−

8.	Contingency

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933.  This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

EXFO Electro-Optical Engineering Inc.
 Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

In June 2003, a committee of the company’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs.  If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint.  The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters.

On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications.  On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes.  The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005.  A settlement fairness hearing was held on April 24, 2006; however, no ruling has been issued yet by the court.

The plaintiffs have continued to litigate against the underwriter defendants.  The district court has directed that the litigation proceed within a number of "focus cases" rather than in all of the 310 cases that have been consolidated.  The company's case is not one of these focus cases.  On October 13, 2004, the district court certified the focus cases as class actions.  The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied plaintiffs’ petition for rehearing of that decision, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc.  In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including the company, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.

It is not possible to predict whether a settlement that complies with the Second Circuit’s mandate can be renegotiated.  Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at May 31, 2007.

9.	Elimination of deficit

On August 31, 2006, upon the approval of the Board of Directors on that date, the company eliminated its deficit of $373,711,000 against its share capital.

10.	Net research and development expenses

	Three months ended May 31, 2007	Nine months ended May 31, 2007	Three months ended May 31, 2006	Nine months ended May 31, 2006

	(unaudited)		(unaudited)

Gross research and development expenses	$6,637	$18,085	$5,339	$14,285
Research and development tax credits and grants	(1,309)	(3,725)	(1,244)	(3,162)

	$5,328	$14,360	$4,095	$11,123

EXFO Electro-Optical Engineering Inc.
 Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

11.	Income taxes

During the three- and nine-month periods ended May 31, 2006 and 2007, the company recorded income taxes of $819,000, $2,041,000, $874,000 and $2,509,000, respectively. Most of these income taxes represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

The company records a full valuation allowance against its future income tax assets because it is more likely than not that these assets will not be recovered. This causes its income tax rate to be distorted in relation to its pre-tax accounting income.

12.	Earnings per share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2007	Nine months ended May 31, 2007	Three months ended May 31, 2006	Nine months ended May 31, 2006

	(unaudited)		(unaudited)

Basic weighted average number of shares outstanding (000’s)	68,917	68,844	68,676	68,613
Plus dilutive effect of:
Stock options (000’s)	435	446	664	519
Restricted share units (000’s)	184	168	169	91
Deferred share units (000’s)	54	49	34	29

Diluted weighted average number of shares outstanding (000’s)	69,590	69,507	69,543	69,252

Stock awards excluded from the calculation of diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares (000’s)	1,132	1,255	1,318	1,229

13.	Segment information

The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions to network service providers, cable TV operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

The following tables set out information by segment:

	Three months ended May 31, 2007			Nine months ended May 31, 2007

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

	(unaudited)			(unaudited)

Sales	$33,821	$5,384	$39,205	$92,640	$17,319	$109,959
Earnings from operations	$2,143	$697	$2,840	$5,024	$2,656	$7,680
Unallocated items:
Interest and other income			1,236			3,513
Foreign exchange gain (loss)			(628)			107
Earnings before income taxes			3,448			11,300
Income taxes			874			2,509

Net earnings for the period			$2,574			$8,791

	Three months ended May 31, 2006			Nine months ended May 31, 2006

	Telecom Division	Life Sciences and Industrial Division	Total	Telecom Division	Life Sciences and Industrial Division	Total

	(unaudited)			(unaudited)

Sales	$29,935	$5,475	$35,410	$77,265	$15,255	$92,520
Earnings (loss) from operations	$3,696	$(88)	$3,608	$5,404	$295	$5,699
Unallocated items:
Interest income			796			2,179
Foreign exchange loss			(81)			(612)

Earnings before income taxes			4,323			7,266
Income taxes			819			2,041

Net earnings for the period			$3,504			$5,225

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

Total assets by reportable segment are detailed as follows:

	As at May 31, 2007	As at August 31, 2006

	(unaudited)
Total assets
Telecom Division	$104,668	$93,853
Life Sciences and Industrial Division	9,896	11,339
Unallocated assets	126,738	113,967

	$241,302	$219,159

Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

14.	Stock-based compensation

On September 1, 2003, the company adopted the amendment made to the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Accordingly, employee stock awards granted on or after September 1, 2003, were accounted for using the fair value-based method. However, if the fair value-based method had been applied to employee stock awards granted prior to September 1, 2003, and outstanding as at May 31, 2006 and 2007, the pro forma net earnings per share would have been the same as the net earnings per share for all reporting periods.

15.	Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

Reconciliation of net earnings to conform to U.S. GAAP

			Three months ended May 31, 2007	Nine months ended May 31, 2007	Three months ended May 31, 2006	Nine months ended May 31, 2006

			(unaudited)		(unaudited)

Net earnings for the period in accordance with Canadian GAAP			$2,574	$8,791	$3,504	$5,225
Unrealized losses on available-for-sale securities	a	)	70	70	123	123
Net earnings for the period in accordance with U.S. GAAP			2,644	8,861	3,627	5,348
Other comprehensive income (loss)
Foreign currency translation adjustment			16,942	6,638	5,646	12,957
Unrealized gains (losses) on forward exchange contracts			4,262	(1,531)	2,002	4,798
Reclassification in net earnings of realized losses (gains) on forward exchange contracts			40	(804)	(807)	(1,824)
Unrealized losses on available-for-sale securities	a	)	(70)	(70)	(123)	(123)

Comprehensive income			$23,818	$13,094	$10,345	$21,156

Basic and diluted net earnings per share in accordance with U.S. GAAP			$0.04	$0.13	$0.05	$0.08
Basic weighted average number of shares outstanding (000’s)			68,917	68,844	68,676	68,613
Diluted weighted average number of shares outstanding (000’s)			69,590	69,507	69,543	69,252

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at May 31, 2007	As at August 31, 2006

	(unaudited)

Shareholders’ equity in accordance with Canadian GAAP	$213,592	$196,234
Forward exchange contracts	3,116	5,451
Goodwill	(12,536)	(11,908)

Shareholders’ equity in accordance with U.S. GAAP	$204,172	$189,777

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

The following table summarizes the shareholders’ equity activity under U.S. GAAP since August 31, 2006:

	Share capital	Contributed surplus	Deficit	Deferred stock-based compensation costs	Other capital	Accumulated other comprehensive income	Shareholders’ equity

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Balance as at August 31, 2006	$598,421	$1,537	$(458,944)	$(1,371)	$5,504	$44,630	$189,777

Net earnings for the period	–	–	3,533	–	–	–	3,533
Stock-based compensation costs	–	–	–	(347)	593	–	246
Foreign currency translation adjustment	–	–	–	–	–	(5,832)	(5,832)
Unrealized losses on forward exchange contracts	–	–	–	–	–	(2,811)	(2,811)
Exercise of stock options	121	–	–	–	–	–	121
Reclassification of stock-based compensation costs upon exercise of stock awards	47	–	–	–	(47)	–	–

Balance as at November 30, 2006	$598,589	$1,537	$(455,411)	$(1,718)	$6,050	$35,987	$185,034

Net earnings for the period	–	–	2,684	–	–	–	2,684
Stock-based compensation costs	–	–	–	(510)	750	–	240
Foreign currency translation adjustment	–	–	–	–	–	(4,472)	(4,472)
Unrealized losses on forward exchange contracts	–	–	–	–	–	(3,826)	(3,826)
Exercise of stock options	362	–	–	–	–	–	362
Reclassification of stock-based compensation costs upon exercise of stock awards	127	–	–	–	(127)	–	–

Balance as at February 28, 2007	$599,078	$1,537	$(452,727)	$(2,228)	$6,673	$27,689	$180,022

Net earnings for the period	–	–	2,644	–	–	–	2,644
Stock-based compensation costs	–	–	–	372	(130)	–	242
Foreign currency translation adjustment	–	–	–	–	–	16,942	16,942
Unrealized gains on forward exchange contracts	–	–	–	–	–	4,302	4,302
Unrealized losses on available-for-sale securities	–	–	–	–	–	(70)	(70)
Exercise of stock options	90	–	–	–	–	–	90
Reclassification of stock-based compensation costs upon exercise of stock awards	47	–	–	–	(47)	–	–

Balance as at May 31, 2007	$599,215	$1,537	$(450,083)	$(1,856)	$6,496	$48,863	$204,172

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

Accumulated other comprehensive income is comprised of the following:

	As at May 31, 2007	As at August 31, 2006

	(unaudited)

Foreign currency translation adjustment
Current period	$6,638	$12,322
Cumulative effect of prior periods	39,179	26,857
	45,817	39,179
Unrealized gains (losses) on forward exchange contracts
Current period	(2,335)	2,514
Cumulative effect of prior periods	5,451	2,937
	3,116	5,451
Unrealized losses on available-for-sale securities
Cumulative effect of prior periods	(70)	−

	$48,863	$44,630

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of gross research and development expenses. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $595,000, $1,788,000, $849,000, and $2,396,000 for the three- and nine-month periods ended May 31, 2006 and 2007, respectively. This difference has no impact on the net earnings and the net earnings per share for the reporting periods.

Statements of cash flows

For the three- and nine-month periods ended May 31, 2006 and 2007, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.

Reconciliation item

        a)    Short-term investments

Under U.S. GAAP, short-term investments would be classified as “available-for-sale” securities and changes in their fair-value would be reflected in other comprehensive income. Under Canadian GAAP, short-term investments are carried at the lower of cost and market value and any unrealized loss is reflected in the statement of earnings.

EXFO Electro-Optical Engineering Inc.
Notes to Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

New accounting standards and pronouncements

In May 2005, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. In general, this statement requires a company to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if that principle had always been adopted. The company adopted this new statement on September 1, 2006, and its adoption had no effect on its financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainties in income taxes recognized in accordance with SFAS 109, “Accounting for Income Taxes”. The interpretation is effective for fiscal years beginning after December 15, 2006. The company will adopt this interpretation on September 1, 2007, and is currently assessing the impact its adoption will have on its financial statements.

On September 15, 2006, the FASB issued SFAS 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in GAAP and is applicable to other accounting pronouncements, in which fair value is considered to be the relevant measurement attribute. SFAS 157 also expands disclosures about fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007. The company will adopt this statement on September 1, 2008, and has not yet assessed the impact its adoption will have on its financial statements.

On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007, but the company has not yet determined if it will adopt this statement, nor the impact it might have on its financial statements. Should the company decide to adopt SFAS 159, it will be adopted on September 1, 2008.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward- looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate”, “continue” or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to various factors, including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty,(including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regard to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses and to operate and manage businesses in foreign countries; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commission. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as at the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

The following discussion and analysis of financial condition and results of operations is dated June 21, 2007.

All dollar amounts are expressed in US dollars, except as otherwise noted.

INDUSTRY OVERVIEW

Global market demand for telecom test and measurement equipment should remain strong in the years to come as most network service providers (NSPs) allocate major capital expenditures towards building converged, Internet protocol (IP) networks and increasing bandwidth capacity in access networks. These market forces are creating needs for differentiated test solutions to help NSPs accelerate deployments and ensure quality of service in their network build-outs.

With the ongoing globalization of the world’s economy and the emergence of new consumer markets, NSPs are poised to capitalize on growing demand for communications and entertainment services. In 2006, some smaller telecom operators had introduced broadcast-quality video services based on IP communications. This technology, better known as IPTV, allows telephone companies (telcos) to efficiently offer TV, high-definition TV (HDTV) and interactive TV services to their broadband subscribers. Tier-1 and Tier-2 telcos had been testing feasibility to launch similar IPTV services in calendar 2007. Some software and interoperability issues are partially pushing back massive deployments until 2008. While Web-based streaming video is offered for free on a best-effort basis, IPTV, whom many regard as the broadband “killer application,” will require a high level of performance to ensure a quality user experience. NSPs, after all, do not want customer churn to prevent a meaningful return on their investments.

To deliver a wide range of differentiated IP services, NSPs will continue transforming their legacy, circuit-switched networks into highly efficient, flexible and scalable packet-based IP architectures. Telcos and cable companies (cablecos) have already proven that they can generate significant revenues from higher-margin services on hybrid networks, while reducing operating costs. IPTV should only accelerate the migration towards fully converged, IP-based networks, since it typically allows NSPs to nearly double average revenue per user (ARPU).

The increasing reliance on telecom and IP-related services will continue driving bandwidth consumption, thus pushing the deployment of fiber deeper into access networks. Competition between telcos and cablecos has intensified as triple-play offerings are announced on a frequent basis. Hybrid architectures combining copper and fiber (fiber-to-the-curb, or FTTC, and fiber-to-the-node, or FTTN), will keep expanding worldwide, since this is the quickest and least expensive method to increase bandwidth. To remain competitive with cablecos, telcos are migrating from former asymmetric digital subscriber line (ADSL), to current ADSL2+, and onto future very-high-data-rate digital subscriber line standard version 2 (VDSL2) technologies as interoperability becomes a reality. Telcos, however, will increasingly opt for all-fiber, passive optical network (PON)-based architectures (fiber-to-the-premises, or FTTP), with Gigabit PON (GPON) becoming their preferred implementation, to meet heightened bandwidth requirements and to future-proof their networks. These decisions will apply not only to green-field deployments and high-rise buildings, but also to larger-scale rollouts as operating costs are less than FTTC and FTTN and cost of deployments are falling. We are still in the early stages of building access networks around the world.

Metro network deployments, on the strength of carrier-grade Ethernet and metro-Ethernet technologies, are moving ahead to handle large increases in bandwidth consumption within access networks. These network upgrades, in turn, will eventually place a strain on long-haul networks, where excess capacity created by massive overspending in the late-90s is gradually being consumed. NSPs are more than ever committed to deploying next-generation SONET/SDH transport and/or Ethernet-based provider backbone transport (PBT) technologies, while 40 Gb/s deployments are expected to start in early 2008, thus creating new testing requirements at the protocol and optical layers.

These key market trends affected multiple segments of the global telecommunications supply chain in the last few months. System vendors benefited from orders by both telcos and cablecos for next-generation, converged IP networks as well as from major investments by telcos in access networks. Component vendors witnessed demand for optical components that support FTTx and IP-based systems. Some test and measurement equipment vendors attracted the attention of telcos, cablecos, system manufacturers and component vendors, especially ones offering test solutions for IP networking and/or FTTx applications.

COMPANY OVERVIEW

We reported sales of $39.2 million in the third quarter of fiscal 2007, which represented a 10.7% increase year-over-year. After nine months into our fiscal year, sales reached $110.0 million for a growth rate of 18.8% year- over-year. Given forecasted sales between $41 and $44 million for the fourth quarter, we now expect to achieve a growth rate between 17.7% and 20.0% for fiscal 2007. Based on these projected sales, we should conclude fiscal 2007 with nearly 20% sales growth, well above the industry average.

Looking at the bottom line, we recorded GAAP net earnings of $2.6 million, or $0.04 per diluted share, in the third quarter of fiscal 2007 compared to $3.5 million, or $0.05 per diluted share, for the same period in 2006. It should be noted, however, that the Canadian dollar (quarter-end value) increased nearly 10% against the US dollar in the third quarter of 2007 to produce a foreign exchange loss of $628,000, or $0.01 per diluted share. In comparison, the Canadian dollar increased 3% versus the US dollar in the third quarter of 2006 for a foreign exchange loss of $81,000, or $0.00 per diluted share. In addition, during the third quarter of fiscal 2006, we recorded non-recurring items, resulting in a net positive impact on net earnings of $703,000, or $0.01 per diluted share. After nine months into fiscal 2007, we generated GAAP net earnings of $8.8 million, or $0.13 per diluted share, compared to $5.2 million, or $0.08 per diluted share, for the same period in 2006. In terms of earnings from operations, they reached 7.2% in the third quarter of fiscal 2007 and 7.0% nine months into our fiscal year. In comparison, our stated goal for profitability in fiscal 2007 is 7% in earnings from operations.

We launched six new products in the third quarter and 18 after nine months into fiscal 2007. New product introductions in the third quarter included amongst others the NQMSfiber Network Quality Monitoring System for the surveillance of optical networks, IPTV quality-of-service test capabilities for the Packet Blazer Ethernet product line, enhanced test capabilities for the 10 Gigabit Ethernet test solution and FastReporter software for the post-processing, analysis and reporting of optical test results. Following the quarter end, the company introduced the NQMSpacket quality assurance system for the monitoring of triple-play IP services. Sales derived from products that have been on the market two years or less accounted for 31.6% of total sales in the third quarter of fiscal 2007 and 33.7% after nine months, while the published goal for fiscal 2007 is 35%. Over the last few months, our successful FTTx products moved down to the denominator part of the ratio as they have been on the market for more than two years. These products still contributed strongly to our sales during the first nine months of fiscal 2007. The percentage of sales of new products for the nine months ended May 31, 2007 was revised to include sales of the EPON/GPON Power Meter (PPM-352B-EG Passive Optical Network Power Meter), which was originally classified as a product on the market for more than two years.

In the third quarter of fiscal 2007, in our continuous efforts to improve our gross margin, we transferred the manufacturing activities of our protocol product line from Montreal, Canada to our facilities in Quebec City, Canada. In the upcoming quarter, we will also move the manufacturing activities of our copper-access product line from Concord, Canada to Quebec City.

Finally, during the third quarter of fiscal 2007, we performed our annual impairment test for goodwill and reviewed the carrying value of certain acquired intangible assets for impairment. Based on our impairment tests, we concluded that goodwill and these intangible assets were not impaired.

OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS

For a complete description of our strategy and the related key performance indicators, as well as our capability to deliver results in fiscal 2007, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that will be adopted in fiscal 2008.

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued four new accounting standards in relation to financial instruments: Section 3855, "Financial Instruments – Recognition and Measurement"; Section 3865, "Hedges"; Section 1530, "Comprehensive Income"; and Section 3251, "Equity".

Section 3855 expands on Section 3860, "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, "Hedging Relationships", and on the hedging guidance in Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, "Comprehensive Income", introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, "Surplus", has been revised as Section 3251, "Equity".

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. We will adopt these new standards on September 1, 2007. Although the final adjustments will be based on the financial instruments that we will be a party to on the adoption date, we are currently assessing the effects of these new standards, and impacts consistent with the adjustments described under note 20 item b) of our most recent annual consolidated financial statements are expected.

RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the periods ended May 31, 2006 and 2007, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from the United States generally accepted accounting principles (U.S. GAAP) are set out in note 15 to our interim consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars. The following tables set forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months ended May 31, 2007	Three months ended May 31, 2006	Nine months ended May 31, 2007	Nine months ended May 31, 2006
	(unaudited)		(unaudited)
Sales	$39,205	$35,410	$109,959	$92,520
Cost of sales (1)	16,828	15,453	47,027	40,957
Gross margin	22,377	19,957	62,932	51,563
Operating expenses
Selling and administrative	12,819	11,080	36,545	29,441
Net research and development	5,328	4,095	14,360	11,123
Amortization of property, plant and equipment	737	883	2,182	2,652
Amortization of intangible assets	653	994	2,165	3,351
Impairment of long-lived assets	−	604	−	604
Government grants	−	(1,307)	−	(1,307)
Total operating expenses	19,537	16,349	55,252	45,864
Earnings from operations	2,840	3,608	7,680	5,699
Interest and other income	1,236	796	3,513	2,179
Foreign exchange gain (loss)	(628)	(81)	107	(612)
Earnings before income taxes	3,448	4,323	11,300	7,266
Income taxes	874	819	2,509	2,041
Net earnings for the period	$2,574	$3,504	$8,791	$5,225

Basic and diluted net earnings per share	$0.04	$0.05	$0.13	$0.08

Segment information:
Sales:
Telecom Division	$33,821	$29,935	$92,640	$77,265
Life Sciences and Industrial Division	5,384	5,475	17,319	15,255
	$39,205	$35,410	$109,959	$92,520

Earnings (loss) from operations:
Telecom Division	$2,143	$3,696	$5,024	$5,404
Life Sciences and Industrial Division	697	(88)	2,656	295
	$2,840	$3,608	$7,680	$5,699
Research and development data:
Gross research and development	$6,637	$5,339	$18,085	$14,285
Net research and development	$5,328	$4,095	$14,360	$11,123

(1) The cost of sales is exclusive of amortization, shown separately.

	Three months ended May 31, 2007	Three months ended May 31, 2006	Nine months ended May 31, 2007	Nine months ended May 31, 2006
	(unaudited)		(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales (1)	42.9	43.6	42.8	44.3
Gross margin	57.1	56.4	57.2	55.7

Operating expenses
Selling and administrative	32.7	31.3	33.2	31.8
Net research and development	13.6	11.6	13.0	12.0
Amortization of property, plant and equipment	1.9	2.5	2.0	2.8
Amortization of intangible assets	1.7	2.8	2.0	3.6
Impairment of long-lived assets	−	1.7	−	0.7
Government grants	−	(3.7)	−	(1.4)
Total operating expenses	49.9	46.2	50.2	49.5
Earnings from operations	7.2	10.2	7.0	6.2
Interest and other income	3.2	2.2	3.2	2.4
Foreign exchange gain (loss)	(1.6)	(0.2)	0.1	(0.7)
Earnings before income taxes	8.8	12.2	10.3	7.9
Income taxes	2.2	2.3	2.3	2.2
Net earnings for the period	6.6%	9.9%	8.0%	5.7%

Segment information:
Sales:
Telecom Division	86.3%	84.5%	84.2%	83.5%
Life Sciences and Industrial Division	13.7	15.5	15.8	16.5
	100.0%	100.0%	100.0%	100.0%

Earnings (loss) from operations:
Telecom Division	5.5%	10.4%	4.6%	5.8%
Life Sciences and Industrial Division	1.7	(0.2)	2.4	0.4
	7.2%	10.2%	7.0%	6.2%

Research and development data:
Gross research and development	16.9%	15.1%	16.4%	15.4%
Net research and development	13.6%	11.6%	13.0%	12.0%

(1) The cost of sales is exclusive of amortization, shown separately.

SALES

For the three months ended May 31, 2007, our global sales increased 10.7% to $39.2 million from $35.4 million for the same period last year, with an 86%-14% split in favor of our Telecom Division.

For the nine months ended May 31, 2007, our global sales increased 18.8% to $110.0 million from $92.5 million for the same period last year, with an 84%-16% split in favor of our Telecom Division.

Telecom Division

For the three months ended May 31, 2007, sales of our Telecom Division increased 13.0% to $33.8 million from $29.9 million for the same period last year.

For the nine months ended May 31, 2007, sales of our Telecom Division increased 19.9% to $92.6 million from $77.3 million for the same period last year.

During the third quarter of fiscal 2007, we posted sales growth due to some market-share gains in optical testing and next-generation IP test solutions and continued spending in access networks fueled by the competitive dynamic between North American telephone and cable companies. Also, during that period, sales of protocol test solutions represented more than 10% of our Telecom sales. Based on these data points and given the much larger addressable market for protocol test solutions, we believe that protocol revenues should grow faster than our optical revenues.

However, in the third quarter of fiscal 2007, sales of our copper-access test solutions significantly decreased year-over-year. In fact, large-scale IPTV deployments have been delayed until calendar 2008, which impacted our sales of the quarter to some extent. Also, our copper-access business unit has not performed as well as expected so far in fiscal 2007. We expect sales of this business unit to increase over time as large-scale IPTV deployments occur, as its test solutions are now better leveraged by our global sales channels and as we are also developing and launching new added-value products that integrate Consultronics’ core knowledge and intellectual property.

During the nine months of fiscal 2007, we posted organic growth for our optical and protocol test solutions. During that period, sales of protocol test solutions represented more than 10% of our Telecom sales. Also, during the first nine months of fiscal 2007, Consultronics contributed for the whole period to our sales, compared to about four months in 2006, which resulted in increased sales of our copper-access test solutions, year-over-year.

Life Sciences and Industrial Division

For the three months ended May 31, 2007, sales of our Life Sciences and Industrial Division amounted to $5.4 million, almost flat compared to $5.5 million for the same period last year.

For the nine months ended May 31, 2007, sales of our Life Sciences and Industrial Division increased 13.5% to $17.3 million from $15.3 million for the same period last year.

The slight decrease in sales in the third quarter of fiscal 2007, compared to the same period last year comes from curing products and positioning systems, as we experienced an increase in sales in the fluorescence illumination market.

The increase in sales for the first nine months of fiscal 2007, compared to 2006, is mainly due to increased sales activities in the curing and fluorescence illumination markets.

Net Bookings

Overall, for the two divisions, net accepted orders increased 15.2% to reach their highest historical level at $43.7 million in the third quarter of fiscal 2007 from $37.9 million for the same period last year. Our book-to-bill ratio reached 1.12 in the third quarter of fiscal 2007, compared to 1.07 for the same period last year. In the previous quarter, the net book-to-bill ratio was 1.04. Our 15.2% increase in net accepted orders in the third quarter of fiscal 2007, compared to the same period last year, reflects the increased demand for our test solutions (especially in the Americas and in the Europe-Middle East-Africa (EMEA) regions), some market-share gains in the telecommunications market as well as the stronger telecommunications market environment.

Geographic Distribution

For the three months ended May 31, 2007, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 60%, 26% and 14% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 65%, 22% and 13% of global sales, respectively. For the nine months ended May 31, 2007, sales to the Americas, EMEA and APAC accounted for 58%, 29% and 13% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 61%, 24% and 15% of global sales, respectively.

During the third quarter of fiscal 2007, sales to the Americas, EMEA and APAC increased (in dollars) 2.7%, 34.0% and 12.2% year-over-year. During the first nine months of fiscal 2007, sales to the Americas, EMEA, and APAC increased (in dollars) 13.4%, 40.9% and 5.7%, respectively year-over-year.

The significant increase in sales in the EMEA market both in dollars and as a percentage of sales, so far in fiscal 2007, is apparent in the results for all our product lines, following our efforts to aggressively develop this market in the last several years and investment to increase our sales presence and develop stronger support and service operations in this region. Many Tier-1 carriers in EMEA are migrating their traditional circuit-switched core networks to higher-speed, dense wavelength division multiplexing (DWDM) and next-generation packet-based architectures, which is creating a market demand for our protocol test solutions and fiber characterization test kits. In addition, we are leveraging our FTTx leadership gained in the United States to provide consultancy with many of the early adopters in this field in EMEA.

In the Americas, the increase in dollars in the third quarter of fiscal 2007, compared to the same period last year, comes from the United States and Latin America where we witnessed an increase in sales of our optical and protocol test solutions. However, sales of our copper-access test solutions decreased in the third quarter of fiscal 2007, compared to the same period last year; most of these sales are made in the Americas. Also, sales to our top customer, who is located in the United States, decreased in dollars in the third quarter of fiscal 2007, compared to the same period last year. This means however that we have diversified our customer base year-over-year in this market. For the nine months ended May 31, 2007, the slight increase comes from an increase in sales in the United States, offset by a decrease in Latin America.

A significant portion of our sales to the APAC market are made through tenders, which vary in number and importance quarter-over-quarter, and typically experience seasonal trends. In addition, we face significant competitive pricing pressure in this region. However, we are starting to see the impact of the introduction of some specific optical and protocol products as we steadily increase our market presence in this growth region; this explains the increase in sales in this region in the third quarter and the first nine months of fiscal 2007, compared to the corresponding periods last year.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. During the three months ended May 31, 2007, our top customer accounted for 16.5% ($6.5 million) of our global sales, and our top three customers accounted for 23.0% of our global sales. For the corresponding period last year, our top customer accounted for 19.4% ($6.9 million) of our global sales, and our top three customers accounted for 24.6% of our global sales. For the nine months ended May 31, 2007, our top customer accounted for 17.2% ($18.9 million) of our global sales, and our top three customers accounted for 22.3% of our global sales. For the corresponding period last year, our top customer accounted for 14.0% ($13.0 million) of our global sales, and our top three customers accounted for 20.6% of our global sales.

Gross Margin

Gross margin improved to 57.1% of sales for the three months ended May 31, 2007, from 56.4% for the same period last year.

Gross margin improved to 57.2% of sales for the nine months ended May 31, 2007, from 55.7% for the same period last year.

The increase in our gross margin in the third quarter of fiscal 2007, compared to the same period last year, can be explained by the following factors. First, the increase in sales year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. In addition, during the third quarter of fiscal 2007, our gross margin was positively affected by the increased sales of our protocol test solutions. Protocol test solutions tend to have better margins than our optical ones. Furthermore, we were able to reduce our cost of goods sold by better leveraging our supplier base and by developing innovative new products with cost-effective design. However, the increase in sales of system test solutions had a negative impact on our gross margin since these products have lower margins than other telecom product families. In addition, the shift in sales between EMEA and the America had a negative impact on our gross margin as gross margins tend to be slightly higher in the Americas than in EMEA. Furthermore, we are facing continued aggressive pricing pressure worldwide. Finally, the transfer of our protocol and copper access manufacturing operations from Montreal and Concord to our Quebec City plant resulted in one-time charges in the third quarter of fiscal 2007, which negatively impacted our gross margin during that period.

The increase in our gross margin in the first nine months of fiscal 2007, compared to the same period last year, can be explained by the following factors. First, as for the third quarter of 2007, the increase in sales year-over-year helped increase the gross margin. In addition, the shift in product mix so far in 2007 in favour of our protocol products had a positive impact on the gross margin. Furthermore, lower cost of goods as explained above, resulted in higher margins in the first nine months of fiscal 2007, compared to 2006. However, the shift in sales between EMEA and the America had a negative impact on our gross margin as gross margins tend to be slightly higher in the Americas than in EMEA. In addition, we are facing continued aggressive pricing pressure worldwide. Furthermore, during the first nine months of fiscal 2007, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us from further improving our gross margin as some cost of sales items are denominated in Canadian dollars. Finally, the transfer of our protocol and copper access manufacturing operations from Montreal and Concord to our Quebec City plant resulted in one-time charges during the first nine months of fiscal 2007, which negatively impacted our gross margin during that period.

Considering actual results after nine months into fiscal 2007, the expected sales growth in fiscal 2007, the expected increase in sales of protocol products (which tend to generate higher margins), the cost-effective design of our products, our tight control on operating costs, and the various initiatives to reduce costs, we expect our gross margin to improve in 2007 and beyond. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, any further increase in the strength of the Canadian dollar would have a negative impact on our gross margin in upcoming quarters.

SELLING AND ADMINISTRATIVE

For the three months ended May 31, 2007, selling and administrative expenses were $12.8 million, or 32.7% of sales, compared to $11.1 million, or 31.3% of sales for the same period last year.

For the nine months ended May 31, 2007, selling and administrative expenses were $36.5 million, or 33.2% of sales, compared to $29.4 million, or 31.8% of sales for the same period last year.

During the third quarter and the first nine months of fiscal 2007, we continued intensifying our sales and marketing activities to develop our markets and leverage the significant research and development investments of the prior years; this resulted in higher sales and marketing expenditures (including number of employees), compared to the corresponding periods last year. In addition, our overall commission expenses increased in the third quarter and the first nine months of fiscal 2007, compared to the corresponding periods last year, due to the increase in sales year-over-year, and the shift in customer mix. In fact, in fiscal 2007, we had large orders sold directly to international customers for which we had to pay commissions to distributors instead of selling directly to our distributors at a discounted price, which increased our selling expenses year-over-year. Also, a slightly stronger Canadian dollar on average for the period, compared to the US dollar during the first nine months of fiscal 2007 versus 2006, caused our selling and administrative expenses to increase year-over-year. During the third quarter of fiscal 2007, the fluctuations in the average value of the Canadian dollar compared to the US dollar were nominal and these fluctuations were not a significant factor.

Finally, during the third quarter and the first nine months of fiscal 2007, and despite an increase in sales, our selling and administrative expenses increased in percentage of sales compared to the corresponding periods last year. Larger commissions on international sales as well as our efforts to develop international markets and operations contributed to the increase in these expenses as a percentage of sales.

For fiscal 2007, our selling and administrative expenses will increase in dollars, and should slightly exceed our initial range of 30% to 32% of sales for the whole fiscal year. In particular, in fiscal 2007, we have the full impact of the acquisition of Consultronics on our selling and administrative expenses. Also, our commission expenses are increasing as the sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test and measurement space, we are intensifying our sales and marketing efforts, both domestic and international, which causes our expenses to rise. Finally, any further increase in the strength of the Canadian dollar in the upcoming quarters would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.

RESEARCH AND DEVELOPMENT

For the three months ended May 31, 2007, gross research and development expenses totalled $6.6 million, or 16.9% of sales, compared to $5.3 million, or 15.1% of sales for the same period last year.

For the nine months ended May 31, 2007, gross research and development expenses totalled $18.1 million, or 16.4% of sales, compared to $14.3 million, or 15.4% of sales for the same period last year.

Over the last few quarters, we intensified our research and development activities in both divisions, which resulted in more gross research and development expenses, including additional employees, in the third quarter and the first nine months of fiscal 2007, compared to the corresponding periods last year. In addition, during the third quarter and the first nine months of fiscal 2007, we subcontracted a larger portion of our research and development projects, compared to the corresponding periods last year, which resulted in an increase in our gross research and development expenses year-over-year. Furthermore, we are establishing a research and development center focused on software development in Pune, India, which resulted in increased gross research and development expenses in fiscal 2007, compared to 2006.

Finally, during the first nine months of fiscal 2007, the increased strength of the Canadian dollar, in average, compared to the US dollar year-over-year, contributed to the increase in our gross research and development expenses, as most of these are denominated in Canadian dollars. During the third quarter of fiscal 2007, the fluctuations in the average value of the Canadian dollar compared to the US dollar were nominal and these fluctuations were not a factor.

The above-mentioned factors explain the increase of our gross research and development expenses as a percentage of sales for the third quarter and the first nine months of fiscal 2007, compared to the corresponding periods last year.

For the three months ended May 31, 2007, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $1.3 million, or 19.7% of gross research and development expenses, compared to $1.2 million, or 23.3% of gross research and development expenses for the same period last year. During the third quarter of fiscal 2006, we received a tax assessment from the Canadian tax authorities for fiscal 2004 and we were granted additional tax credits in the amount of $215,000 that was recorded in that quarter. Excluding this one-time revenue, tax credits and grants would have been relatively flat as a percentage of sales   year-over-year, as we were entitled to the same tax credits and grants programs.

For the nine months ended May 31, 2007, these tax credits and grants were $3.7 million, or 20.6% of gross research and development expenses, compared to $3.2 million, or 22.1% of gross research and development expenses for the same period last year. Excluding the one-time tax credit earned in the third quarter of fiscal 2006, tax credits and grants would have been flat as a percentage of sales in the first nine months of fiscal 2007, compared to the same period last year.

For fiscal 2007, we will increase our research and development expenses faster than our sales, given our focus on innovation, our desire to gain market shares, our goal to exceed customer needs and expectations and the full impact of the acquisition of Consultronics. Also, we are increasingly taking advantage of talent pools around the world by establishing a research and development center focused on software development in Pune, India. Finally, any further increase in the strength of the Canadian dollar in the upcoming quarter would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended May 31, 2007, amortization of property, plant and equipment was $737,000, compared to $883,000 for the same period last year. For the nine months ended May 31, 2007, amortization expenses amounted to $2.2 million, compared to $2.7 million for the same period last year. The decrease in amortization expenses in fiscal 2007, compared to 2006, despite the acquisition of Consultronics, is mainly due to the fact that some of our property, plant and equipment became fully amortized during fiscal 2006.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended May 31, 2007, amortization of intangible assets was $653,000, compared to $994,000 for the same period last year. For the nine months ended May 31, 2007, amortization of intangible assets was $2.2 million, compared to $3.4 million for the same period last year. The decrease in amortization expenses in fiscal 2007, compared to 2006, despite the acquisition of Consultronics, is mainly due to the fact that some of our intangible assets became fully amortized during fiscal 2006 and the first quarter of 2007; namely, those related to our Life Sciences and Industrial Division and our protocol activities.

IMPAIRMENT OF LONG-LIVED ASSETS

In 2006, we entered into an agreement to sell one of our buildings (located in Rochester, NY), along with some equipment, and we recorded an impairment charge of $604,000 in the third quarter of fiscal 2006. The impairment charge represented the excess of the carrying value of these assets over the expected net selling price of $1.2 million. The sale of these assets was finalized in the fourth quarter of 2006 for the net expected selling price.

GOVERNMENT GRANTS

During 1998, we entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (“The Minister”). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to CA$2.2 million (US$2.0 million) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during that period.

The above grants were subject to the condition that jobs we created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Since the beginning of the program, we deferred in the balance sheet CA$1.5 million (US$1.3 million) from the amounts received until we received the final approval by the sponsor of the program. In June 2006, the sponsor of the program granted us with its final approval and we recorded non-recurring revenue of CA$1.5 million (US$1.3 million) in earnings from operations in the statement of earnings for the three months ended May 31, 2006.

INTEREST AND OTHER INCOME

For the three months ended May 31, 2007, interest and other income amounted to $1.2 million, compared to $796,000 for the same period last year.

For the nine months ended May 31, 2007, interest and other income amounted to $3.5 million compared to $2.2 million for the same period last year.

The increase in interest income year-over-year is the result of the increase in our average cash position due to cash flows from operating activities and the increase in interest rates.

FOREIGN EXCHANGE GAIN (LOSS)

For the three months ended May 31, 2007, the foreign exchange loss amounted to $628,000, or $0.01 per diluted share, compared to $81,000, or $0.00 per diluted share for the same period last year.

During the third quarter of fiscal 2007, the value of the Canadian dollar significantly increased quarter-over-quarter, compared to the US dollar, which resulted in a significant foreign exchange loss during that period. During the corresponding period last year, the value of the Canadian dollar slightly increased quarter-over-quarter, compared to the US dollar, which resulted in a small foreign exchange loss during that period.

For the nine months ended May 31, 2007, the foreign exchange gain amounted to $107,000 compared to a foreign exchange loss of $612,000 for the same period last year. During the first nine months of fiscal 2007, the Canadian dollar fluctuated up and down compared to the US dollar, and overall, this resulted in a small exchange gain of $107,000.  During that period, we witnessed no stability in the value of the Canadian dollar, compared to the US dollar. During the corresponding period last year, the value of the Canadian dollar significantly increased compared to the US dollar, which resulted in a significant foreign exchange loss of $612,000 during that period.

Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars and we report our results in US dollars. The average value of the Canadian dollar compared to the US dollar in the third quarter of fiscal 2007 was CA$1.1348 = US$1.00, almost flat compared to CA$1.1385 = $US1.00 during the same period last year. The average value of the Canadian dollar compared to the US dollar in the first nine months of fiscal 2007 was CA$1.1425 = US$1.00 versus CA$1.1578 = $US1.00 during the same period last year, representing a increase of 1% in the value of the Canadian dollar compared to the US dollar. In terms of period-end value, it reached CA$1.0699 = US$1.00 as at May 31, 2007, compared to CA$1.1700 = US$1.00 at the end of the previous quarter, representing an increase of 9.4%, and compared to CA$1.1066 at the end of the last fiscal year, representing an increase of 3%.

We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any further increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

INCOME TAXES

For the three months ended May 31, 2007, we recorded an income tax expense of $874,000 compared to $819,000 for the same period last year. For the nine months ended May 31, 2007, we recorded an income tax expense of $2.5 million compared to $2.0 million for the same period last year.

Most of the income tax expense recorded in fiscal 2006 and 2007 represents income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

We record a full valuation allowance against our future income tax assets because it is more likely than not that these assets will not be recovered. The valuation allowance will be reversed once we will have concluded that realization of future income tax assets is more likely than not. Consequently, our income tax rates are distorted compared to statutory rates.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at May 31, 2007, cash and short-term investments totalled $122.5 million, while our working capital was at $162.9 million. Our cash and short-term investments increased $7.8 million in the third quarter of fiscal 2007, compared to the previous quarter, mainly due to an unrealized foreign exchange gain of $10.6 million on our cash and short-term investments and the net proceeds from disposal of property, plant and equipment of $1.6 million. These two elements were offset by cash flows used by operating activities of $2.6 million as well as the cash payment of $1.9 million for the purchase of property, plant and equipment and intangible assets. The $10.6 million unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet.

Our short-term investments consist of commercial paper issued by ten (twelve as of February 28, 2007) high-quality credit corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future. In addition to these assets, we have unused available lines of credit of $11.5 million for working capital and other general corporate purposes and an unused line of credit of $10.5 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our lines of credit bear interest at prime rate.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating Activities

Cash flows used by operating activities were $2.6 million for the three months ended May 31, 2007, compared to $2.3 million for the same period last year. Cash flows used by operating activities in the third quarter of fiscal 2007 were mainly attributable to the net earnings after items not affecting cash of $3.8 million, offset by the negative net change in non-cash operating items of $6.4 million. During the third quarter of fiscal 2007, our accounts receivable, our income taxes and tax credits recoverable, and our inventories increased, resulting in negative effects on cash flows of $3.0 million, $466,000 and $2.5 million, respectively. Also, our accounts payable and accrued liabilities decreased during that period, resulting in a negative effect on cash flows of $231,000. The increase in sales in the third quarter of fiscal 2007, compared to the previous quarter as well as the timing of sales within the quarter, explains the increase in our accounts receivable. Our income taxes and tax credits recoverable increased due to tax credits earned during the quarter but not yet recovered. Our inventory increased to support increased sales activities. Finally, timing of certain purchases and payments explain the decrease in our accounts payable and accrued liabilities during the third quarter of fiscal 2007.

Cash flows provided by operating activities were $7.7 million for the nine months ended May 31, 2007, compared to $4.1 million for the same period last year. Cash flows provided by operating activities in the first nine months of fiscal 2007 were mainly attributable to the net earnings after items not affecting cash of $15.5 million, offset in part by the negative net change in non-cash operating items of $7.8 million. During the first nine months of 2007, our accounts receivable, our income taxes and tax credits recoverable, and our inventories increased, resulting in negative effects on cash flows of $6.3 million, $1.4 million and $2.6 million, respectively. On the other hand, our accounts payable and accrued liabilities increased, resulting in a positive effect on cash flows of $2.5 million. The increase in sales during the first nine months of fiscal 2007, and the timing of our sales in 2007 explains the increase in our accounts receivable. Our income taxes and tax credits recoverable increased due to tax credits earned during the period but not yet recovered. Finally, our inventory increased to support increased sales activities. However, increased levels of activities during the first nine months of fiscal 2007, compared to the same period last year, resulted in an increase in our accounts payable and accrued liabilities.

Investing Activities

Cash flows used by investing activities were $1.2 million for the three months ended May 31, 2007, compared to cash flows provided of $2.0 million for the same period last year. In the third quarter of fiscal 2007, we acquired $840,000 worth of short-term investments and paid $1.9 million for the purchase of property, plant and equipment and intangible assets. On the other hand, during the third quarter of fiscal 2007, we received net proceeds of $1.6 million from the disposal of property, plant and equipment. During the corresponding period last year, we disposed of $3.2 million worth of short-term investments. On the other hand, we made cash payments of $963,000 and $219,000 for the purchase of property, plant and equipment and intangible assets as well as the acquisition of Consultronics, respectively.

Cash flows used by investing activities were $9.2 million for the nine months ended May 31, 2007, compared to $7.2 million for the same period last year. In the first nine months of fiscal 2007, we acquired $8.4 million worth of short-term investments and paid $3.5 million for the purchase of property, plant and equipment and intangible assets. On the other hand, during the first nine months of fiscal 2007, we received net proceeds of $2.8 million from the disposal of property, plant and equipment. During the corresponding period last year, we disposed of $13.0 million worth of short-term investments. On the other hand, we made cash payments of $2.5 million and $17.7 million for the purchase of property, plant and equipment and intangible assets as well as the acquisition of Consultronics, respectively.

FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at May 31, 2007, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2007 to August 2007	$10,800,000	1.1499
September 2007 to December 2009	$48,300,000	1.1312

As at May 31, 2007, the fair value of our forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to an unrecognized gain of $3.6 million.

CONTINGENCY

As discussed in note 8 to our interim consolidated financial statements, EXFO was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO’s stock in the after-market.

In June 2003, a committee of EXFO’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of EXFO and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. EXFO would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims EXFO may have against its underwriters.

On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. A settlement fairness hearing was held on April 24, 2006; however, no ruling has been issued yet by the court.

The plaintiffs have continued to litigate against the underwriter defendants. The district court has directed that the litigation proceed within a number of "focus cases" rather than in all of the 310 cases that have been consolidated. The company's case is not one of these focus cases. On October 13, 2004, the district court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the district court’s class certification decision.

On April 6, 2007, the Second Circuit denied plaintiffs’ petition for rehearing of that decision, and on May 18, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing en banc. In light of the Second Circuit opinion, liaison counsel for all issuer defendants, including EXFO, informed the court that this settlement cannot be approved, because the defined settlement class, like the litigation class, cannot be certified.

It is not possible to predict whether a settlement that complies with the Second Circuit’s mandate can be renegotiated.  Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at May 31, 2007.

SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

Share Capital

As at June 21, 2007, EXFO had 37,143,000 multiple voting shares outstanding, entitling to ten votes each and 31,789,506 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

Long-Term Incentive Plan and Deferred Share Unit Plan

The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 2,569,251 as at May 31, 2007. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at May 31, 2007:

Stock Options	Number	% of issued and outstanding	Weighted average exercise price

Chairman of the Board, President and CEO (one individual)	179,642	9%	$ 9.05
Board of Directors (five individuals)	194,375	9%	$ 6.23
Management and Corporate Officers (eight individuals)	236,319	12%	$13.25

	610,336	30%	$ 9.78

Restricted Share Units (RSUs)	Number	% of issued and outstanding

Chairman of the Board, President and CEO (one individual)	59,913	12%
Management and Corporate Officers (ten individuals)	236,185	48%

	296,098	60%

Deferred Share Units (DSUs)	Number	% of issued and outstanding

Board of Directors (five individuals)	64,718	100%

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2007, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts. As at May 31, 2007, our letters of guarantee amounted to $2.0 million; these letters of guarantee expire at various dates through fiscal 2010 and the full amount was reserved from one of our lines of credit. Our forward exchange contracts are described above.

VARIABLE INTEREST ENTITY

As of May 31, 2007, we did not have interests in any variable interest entities.

RISKS AND UNCERTAINTIES

Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last few years, caused our operating expenses and our foreign exchange loss to increase. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.

In addition, risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

Also, while strategic acquisitions, like those we have made in the past, the recent acquisition of Consultronics and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.

The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by ten quality, high-credit corporations and trusts. Our cash and forward exchange contracts are held with or issued by quality high-credit financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.sedar.com in Canada or www.edgar.com in the U.S.

QUARTERLY SUMMARY FINANCIAL INFORMATION (Unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Q3-FY07	Q2-FY07	Q1-FY07	Q4-FY06

Sales	$39,205	$35,207	$35,547	$35,733
Cost of sales	$16,828	$14,970	$15,229	$16,318
Gross margin	$22,377	$20,237	$20,318	$19,415
Earnings from operations	$2,840	$2,081	$2,759	$2,363
Net earnings	$2,574	$2,684	$3,533	$2,910
Basic and diluted net earnings per share	$0.04	$0.04	$0.05	$0.04

	Q3-FY06	Q2-FY06	Q1-FY06	Q4-FY05

Sales	$35,410	$30,066	$27,044	$26,304
Cost of sales	$15,453	$13,440	$12,064	$11,925
Gross margin	$19,957	$16,626	$14,980	$14,379
Earnings from operations	$3,608	$1,408	$683	$811
Net earnings	$3,504	$1,366	$355	$454
Basic and diluted net earnings per share	$0.05	$0.02	$0.01	$0.01